

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 12, 2010

Fred. Roeskestraat 123
1076 EE Amsterdam
The Netherlands

> **Re:** **Tornier B.V.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 4, 2010**
> **File No. 333-167370**

Dear Sir/Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Principal Shareholders, page 134

1.   We note your response to prior comment 9. Please tell us why the disclosure of the beneficial ownership of Messrs. Kohrs and Carney in the table on page 134 and in the footnotes on page 135 does not mention the shares held by STAK.

Exhibit 99.1

2.   We may have further comment on your response to prior comment 3 depending on whether the exhibit mentioned in your October 12, 2010 letter addresses the following:

•   The exhibit to be filed should be consistent with Rule 436, including the consent to use of Millennium Research Group's name in your prospectus and the consent to use Millennium Research Group's data as it appears in the prospectus, not merely as it appears in an attachment to an exhibit.

The exhibit must be complete. For example, we note section 1(b) of exhibit 99.1 refers to "Exhibit A attached hereto;" however, there does not appear to be any attachment.

- Why it is appropriate to include in your registration statement disclosure of data from Millennium Research Group given the disclaimer in section 2(a) of exhibit 99.1.

- How section 2(b) of exhibit 99.1 is consistent with Section 14 of the Securities Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Christopher Greer